FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated May 24, 2005.

Santiago, May 24, 2005

Ger. Gen N° 085/2005

Mr. Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Santiago

REF.: RELEVANT DEVELOPMENT

Dear Sir,

In accordance with Articles 9 and 10, Paragraph 2 of Law Nº 18,045, the contents of General Norm Nº 30 and of Circular Nº 687 issued by your Superintendency, and duly empowered to do so, I hereby inform you, as a Relevant Development, that in the meeting held on May 24, 2005, the Board of Directors of ENERSIS S.A. (“Enersis”) unanimously agreed to the following:

1.- Constitute a holding company domiciled in Brazil, under the name of Endesa Brasil S.A. (“Endesa Brasil”), in which Enersis, Endesa-Chile, Chilectra and Endesa Internacional (subsidiary of Endesa Spain) are expected to reorganize their assets in Brazil, with the purpose of:

• simplifying the organizational structure
• providing greater stability to local cash flows
• improving third-party financings
• improving the positioning of the Group in order to capture new investment opportunities, and
• achieving operating synergies.

Endesa Internacional (Enersis’ parent company) agreed, in its Board Meeting held on May 23, 2005, to participate in Endesa Brasil by contributing all of its shares corresponding to its companies based in Brazil. In the case that Endesa Chile and Chilectra (both majority-owned subsidiaries of Enersis) decide to participate in this holding company, the long-term ownership structure of Endesa Brasil is expected to be as follows:

a) Endesa Internacional: 23.7%
b) Enersis: 23.5%
c) Endesa Chile: 33.6%
d) Chilectra: 19.2%

Taking into account Enersis’ direct and indirect beneficial interest in Endesa Brasil, and in the event that all four companies participate in its creation as explained here, Enersis would consolidate Endesa Brasil.

2.- Endesa Brasil would receive successive capital contributions for an aggregate value of approximately R$ 3,575 million (equivalent to approximately US$ 1,350 million). These contributions correspond to the equity value, as of December 31, 2004, under Brazilian GAAP, of the direct and indirect ownership of the six Brazilian assets: Companhia de Eletricidade do Río de Janeiro S.A. (AMPLA), Central Generadora Termoelétrica Fortaleza S.A. (CGTF), Investluz, Companhia de Interconexão Energética S.A. (CIEN), Centrais Elétricas Cachoeira Dourada S.A. (CDSA) and Companhia Energética do Ceará S.A. (COELCE). Deutsche Bank Securities Inc., in its role of investment advisor to Enersis, issued a “fairness opinion” in which it declared that the exchange equation analyzed by the Board of Directors’ Committee and approved by the Board of Directors of Enersis, is equitable and in accordance with conditions prevailing in the market.

3.- The successive capital contributions to Endesa Brasil by means of the shares owned by the participating shareholders, will be made once authorization has been received from the regulatory authorities and third parties in accordance with an “Investment Agreement” which will regulate the process of contributions and the rights and obligations of each of the participating companies during the process. The “Investment Agreement” regulates, among other matters, that for tax reasons, approximately half (45.04%) of the shares issued by Ampla are to be contributed by their direct and indirect shareholders (i.e. Enersis and Chilectra), on a deferred basis (by no later than 2008). Notwithstanding the above, the contributions in shares mentioned in point #1 above are expected to be definitive in the long term, assuming that each shareholder contributes all of its shares in Ampla. The fact that Ampla’s shares are to be contributed by Enersis and Chilectra on a deferred basis does not impede the consolidation of Endesa Brasil by Enersis under the condition that all of the successive contributions mentioned in point #2 above do take place.

4.- The corporate governance of Endesa Brasil will be regulated by a Shareholders’ Agreement, which is meant to be subscribed by all participating companies, and registered in accordance with Brazilian Law.

5.- This transaction has been carried out in accordance to Arts. 44 and 89 of Law N°18,046 and Art. 122 of DL 3,500.

Yours sincerely,

Mario Valcarce D.
Chief Executive Officer

c.c.:	Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaíso Stock Exchange
Risk Rating Commission
Banco Santander Santiago– Representative of the Bondholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: May 26, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer